Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of our earnings to our fixed charges for the periods indicated. For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges consist of interest expense, including amortization of net discount or premium and financing costs, accretion of preferred stock, and the portion of operating rental expense (33%) which management believes is representative of the interest component of rent expense.

	Nine Months					Twelve Months		Twelve Months
	Ended		Year Ended		Year Ended	Ended		Ended		Year Ended
	Sept. 23, 2007		Dec. 24, 2006		Dec. 25, 2005	Dec. 26, 2004		Dec. 21, 2003		Dec. 22, 2002

Pretax income (loss)	$3,145		$47,025		$(17,883)	$22,000		$24,728		$35,458
Interest expense	34,110		51,328		53,057	29,829		13,593		7,133
Preferred stock accretion	—		—		5,073	6,756		—		—
Rentals	22,209		23,616		24,530	26,193		26,662		26,674

Total fixed charges	$56,319		$74,944		$82,660	$62,778		$40,255		$33,807

Pretax earnings plus fixed charges	$59,464		$121,969		$64,777	$84,778		$64,983		$69,265
Ratio of earnings to fixed charges	1.06	x	1.63	x	(1)	1.35	x	1.61	x	2.05x

(1)	For the year ended December 25, 2005, earnings were insufficient to cover fixed charges by $17.9 million.